EXHIBIT 99.1

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

NOTICE OF 2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 28, 2018

Magic Software Enterprises Ltd. Shareholders:

We cordially invite you to attend the 2017 Annual General Meeting of Shareholders of Magic Software Enterprises Ltd., or the Meeting, to be held at 2:00 p.m. (Israel time) on Wednesday, February 28, 2018, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel. At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To elect three directors for terms expiring at our 2018 Annual General Meeting of Shareholders;

2.	To re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law) for a second three-year term;

3.	To approve a revised compensation policy for our directors and officers;

4.	To approve the grant of indemnity and exculpation undertakings to directors and officers;

5.	To approve a directors and officers’ liability insurance policy;

6.	To approve a Services Agreement with a company affiliated with Guy Bernstein, the Company’s CEO, director and an affiliate of our controlling shareholder; and

7.	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2017 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on January 19, 2018 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 72 hours prior to the time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at 5 HaPlada Street, Or Yehuda, 6021805, Israel, Attention: Corporate Secretary.

Sincerely,

Naamit Salomon
Chairman of the Board of Directors

MAGIC SOFTWARE ENTERPRISES LTD.

5 HaPlada Street, Or Yehuda 6021805, Israel

+972-3-538-9480

PROXY STATEMENT

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Magic Software Enterprises Ltd. to be voted at the 2017 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2017 Annual General Meeting of Shareholders. The Meeting will be held at 2:00 p.m. (Israel time) on Wednesday, February 28, 2018, at our offices at 5 HaPlada Street, Or Yehuda 6021805, Israel.

This Proxy Statement, the attached Notice of 2017 Annual General Meeting and the enclosed proxy card are being mailed to shareholders on or about January 24, 2018.

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to vote upon the following matters: (i) to elect three directors for terms expiring at our 2018 Annual General Meeting of Shareholders; (ii) to re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law) for a second three-year term; (iii) to approve a revised compensation policy for our directors and officers; (iv) to approve the grant of indemnity and exculpation undertakings to directors and officers; (v) to approve a directors and officers’ liability insurance policy; (vi) to approve a Services Agreement with a company affiliated with Guy Bernstein, the Company’s CEO, director and an affiliate of our controlling shareholder; and (vii) to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2017 and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be reviewed and discussed at the Meeting.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR each of the nominees for director listed in this Proxy Statement and FOR all of the other proposals set forth in this Proxy Statement.

Proxy Procedure

Only holders of record of our ordinary shares, par value of NIS 0.1 per share, as of the close of business on January 19, 2018 are entitled to notice of, and to vote in person or by proxy at the Meeting. As of January 19, 2018, the record date for determination of shareholders entitled to vote at the Meeting, there were 44,488,578 outstanding ordinary shares.

•	Voting in Person. If your shares are registered directly in your name with our transfer agent (i.e. you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee authorizing you to do so.

•	Voting by Mail. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for director and each proposal for which the Board of Directors recommends a vote FOR.

●	Voting Electronically. Shareholders in “Street Name” whose shares are held through Members of the TASE may also vote their shares electronically via the electronic voting system of the Israel Securities Authority, which vote shall be cast no later than February 28, 2018 at 8:00 a.m. Israeli time (6 hours before the Meeting time). You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your shares.

If voting by virtue of a “legal proxy” or by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 72 hours prior to the designated time for the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.

Change or Revocation of Proxy

If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “Street Name”, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

Position Statements

Shareholders are permitted to express their position on the proposals to be voted on at the Meeting by submitting a written statement, through the company, to the other shareholders (a “Position Statement”). Position Statements should be submitted to our company at our registered offices. Any Position Statement received will be furnished to the SEC on Form 6-K and will be made available to the public on the SEC’s website at http://www.sec.gov, and in addition at http://www.magna.isa.gov.il or http://maya.tase.co.il. Position Statements should be submitted no later than February 18, 2018. A shareholder is entitled to contact us directly and receive the text of the proxy card and any Position Statement.

Quorum

A quorum of shareholders is necessary to transact business at the Meeting. The presence of two shareholders, holding at least one-third of our voting rights, represented in person or by proxy at the Meeting, will constitute a quorum. If there is not a legal quorum within half an hour of the scheduled time of the Meeting, the Meeting will be adjourned to the same day in the following week at the same time and place or to any other time and place as the chairman of the board of directors may determine with the consent of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. At the reconvened Meeting, the presence of at least two shareholders, represented in person or by proxy, will constitute a quorum. This notice shall serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Generally, broker non-votes occur when shares held by a broker for a beneficial owner are not voted with respect to a particular proposal because (i) the broker has not received voting instructions from the beneficial owner and (ii) the broker lacks discretionary voting power to vote such shares.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Majority Vote Standard

Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, unless otherwise stated in the proposal.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Thus, broker non-votes will not affect the outcome of any of the matters being voted on at the Annual Meeting. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.

We have received indications from our principal shareholder, Formula Systems (1985) Ltd., or Formula Systems, which holds approximately 47.12% of our issued and outstanding ordinary shares, that it presently intends to vote for all of the nominees for director and in favor of all of the other proposals to be acted upon at the Meeting.

Cost of Soliciting Votes for the Annual Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the Securities and Exchange Commission, or the SEC, concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Voting Results of the Annual General Meeting

We will publish the final results in a Form 6-K filed with the SEC promptly following the Meeting. You may obtain a copy of the Form 6-K by reviewing our SEC filings through the SEC’s EDGAR filing system at www.sec.gov or through the Tel-Aviv Stock Exchange filings at www.tase.co.il or through the Tel-Aviv Stock Exchange filings at http://www.magna.isa.gov.il/.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of January 19, 2018 regarding the beneficial ownership by (i) all shareholders known to us to beneficially own 5% or more of our outstanding ordinary shares, (ii) each director and executive officer; and (iii) all directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Asseco Poland S.A. (3)	20,962,734	47.12%
Formula Systems (1985) Ltd. (3)	20,962,734	47.12%
The Phoenix Holding Ltd. (4)	2,851,393	6.41%
Clal Insurance Enterprises Holdings Ltd (5)	2,276,349	5.12%
Yelin Lapidot(6)	2,224,321	5.00%
Guy Bernstein	150,000	*
Asaf Berenstin (7)	80,000	*
Udi Ertel (8)	12,500	*
Ron Ettlinger	—	—
Naamit Salomon(9)	6,000	*
Sagi Schliesser	—	—
Yehezkel Zeira	—	—
Amit Birk(10)	129,062	*
Arik Faingold	—	—
Yuval Baruch	—	—
Arik Kilman	—	—
Yakov Tsaroya(10)	40,000	*
All directors and executive officers as a group (12 persons)	417,562	*

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 44,488,578 ordinary shares issued and outstanding as of January 19, 2018.

(3)	Asseco owned 26.31% of the outstanding shares of Formula Systems based on the Schedule 13D filed by Asseco with the SEC on October 19, 2017. As such, Asseco may be deemed to be the beneficial owner of the aggregate 20,962,734 ordinary shares held directly by Formula Systems. Guy Bernstein, who is the CEO of Formula Systems, owns 13.4% of the outstanding shares of Formula Systems. In addition, both Guy Bernstein and Asseco reported on October 11, 2017, that they entered into a shareholders’ voting agreement that covers all the ordinary shares of Formula Systems beneficially owned by them. Under the shareholders’ voting agreement, Guy Bernstein and Asseco appointed a proxy granting him an irrevocable power of attorney to vote on behalf of each other in respect of all ordinary shares held by them. The initial proxy under the shareholders voting agreement is Mr. Marek Panek. The address of Formula Systems is 5 HaPlada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)	Based on a Schedule 13G filed by The Phoenix Holding Ltd. and Delek Group Ltd. with the SEC on August 17, 2017. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him. The address of Itshak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7 Giborei Israel Street, P.O.B. 8464, Netanya, 42504, Israel. The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5)	Based on a Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd. with the SEC on January 1, 2018. Their address is 36 Raul Wallenberg St., Tel Aviv 66180, Israel.

(6)	Based on a Schedule 13G filed by Dov Yelin, Yair Lapidot and Yelin Lapidot Holdings Management Ltd. with the SEC on July 11, 2017. Their address is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(7)	Includes 70,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0.73 to $3.61 per share that expire in 2021 at the latest.

(8)	Currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $5.70 per share, with expiration dates through 2023.

(9)	Includes 6,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $1.87 per share, with expiration dates through 2020.

(10)	Includes 30,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $3.61 per share that expire in 2021.

(11)	Includes 40,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $1.87 per share, with expiration dates through 2020.

Terms of Service and Employment of Executive Officers and Directors

For information relating to the compensation of our five most highly compensated office holders during or with respect to the year ended December 31, 2016, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the SEC on April 27, 2017.

I.     ELECTION OF DIRECTORS

(Item 1 on the Proxy Card)

Our articles of association provide for a board of directors consisting of no less than three and no more than 11 members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of three directors, and two external directors.

Pursuant to our articles of association, our directors, who are not external directors, are elected at our annual general meetings of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. Directors (other than external directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies on the board until the next annual meeting of shareholders, provided that the total number of directors does not exceed the maximum number permitted under our articles of association.

We are exempt from the NASDAQ Stock Market Rules’ requirement regarding the process for the nomination of directors; instead, we follow Israeli law and practice in accordance with which directors are elected by the shareholders, unless otherwise provided in a company’s articles of association. Our articles of association do not provide otherwise. Our practice has been that our director nominees are presented in our proxy statement for election at our annual meetings of shareholders.

At the Meeting, shareholders are being asked to elect three directors, who are not external directors, to hold office until our 2018 Annual General Meeting of Shareholders and until their successors are elected and qualified. Two of the nominees, Mr. Guy Bernstein and Ms. Naamit Salomon, are current directors who were elected to serve in such capacity by our shareholders at our 2016 Annual General Meeting of Shareholders. Mr. Avi Zakay is a nominee for the first time. Mr. Yehezkel Zeira, a current director, is not standing for re-election.

As required by Israeli law, each of the director nominees named above has declared in writing that: (i) he or she possess the requisite skills and expertise, as well as sufficient time, to perform his/her duties as a director of our company; (ii) he or she has not been convicted by a conclusive judgment for one of the following offenses less than five years prior to the date of the declaration: (a) an offense under Sections 290 to 297, 392, 415, 418 to 420 and 422 -428 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by a manager of a corporate body or an offense involving misuse of inside information; and (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iii) he or she is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him or her from serving as a director; and (iv) he or she has not been declared bankrupt or incompetent. Such declarations are available for review at our registered office.

If elected at the Meeting, we will pay each of Ms. Salomon and Mr. Zakay compensation in the amount equal to the amount paid to our external directors, as provided in the regulations adopted under the Israeli Companies Law. Mr. Bernstein does not receive any compensation for his role as a director.

Set forth below is information about each nominee, including age, position(s) held with our company, principal occupation, business history and other directorships held.

Guy Bernstein (49) has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007 and served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was a senior manager at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Naamit Salomon (53) has served as a director of our company since March 2003. Since January 2010, Ms. Salomon has been a partner in an investment company. Ms. Salomon also serves as a director of Sapiens, which is part of the Formula group. Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in Economics and Business Administration from Ben Gurion University and an LL.M. degree from Bar-Ilan University.

Avi Zakay (39)  has served as the sales manager of the Volkswagen dealership and showroom in Rishon Letzion (Champion Motors) since 2014. In 2013 he served as the sales manager of the showroom of Mitsubishi Motors in Netanya, and from 2007 to 2013, he served as a sales manager of BMW and Mercedes-Benz in Tel Aviv. Mr. Zakay holds a B.A. degree in Business Administration and studied for an M.B.A. degree, both from Michlala Le-minhal College in Tel-Aviv.

For details about beneficial ownership of our shares held by any of these nominees, see above under the title “Security Ownership of Certain Beneficial Owners and Management.” We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director.

The Board of Directors recommends a vote FOR the election of each of the nominees named above.

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to elect as directors the nominees named above.

INDEPENDENT DIRECTORS; BOARD COMMITTEES

Board of Directors

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Israeli Companies Law). In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. Our board of directors has determined that at least one director must have “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law.

Independent Directors

Independent Directors. NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director. A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. Pursuant to Israeli regulations adopted in January 2011, directors who comply with the independence requirements of NASDAQ and the SEC are deemed to comply with the independence requirements of the Israeli Companies Law. We have not included such a provision in our articles of association.

Our board of directors has determined that both Mr. Ettlinger and Mr. Schliesser qualify as independent directors under the SEC and NASDAQ requirements and as external directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Zakay, a nominee, if elected, will qualify as an independent director under the SEC, NASDAQ and Israeli Companies Law requirements.

We provided NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present. Instead, we follow Israel law and practice, under which independent directors are not required to hold executive sessions. In compliance with NASDAQ Stock Market Rule 5605(e)(1)(A), our independent directors take a vote in which only independent directors participate with respect to the recommendation for election of the nominees by approving the proxy statement draft and the recommendation to elect the directors before the proxy statement is filed.

Committees of the Board of Directors

Audit Committee. Our audit committee, established in accordance with Sections 114-117 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any irregularities in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such irregularities and such other duties as may be directed by our board of directors. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

Our audit committee also serves as our Financial Statement Review Committee, as defined in regulations promulgated under the Israeli Companies Law.

Our audit committee is currently composed of Messrs. Ettlinger, Schliesser and Zeira (who will be replaced by Mr. Zakay), each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our board of directors has determined that Mr. Ettlinger qualifies as a financial expert. The audit committee meets at least once each quarter.

Compensation Committee. In accordance with the Israeli Companies Law, we have a compensation committee, whose role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the terms of service and employment of office holders that require the committee’s approval; and (iv) exempt a transaction from the requirement of shareholders’ approval in accordance with the provisions of the Israeli companies Law. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

Under the Israeli Companies Law, a compensation committee must consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee as discussed above under “Audit Committee,” including the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee, also apply to the compensation committee. We have established a compensation committee that is currently composed of our external directors, Messrs. Ettlinger, Schliesser and Zeira (who will be replaced by Mr. Zakay).

Our Compensation Policy was formulated and will be periodically reevaluated in accordance with the following considerations: (i) the advancement of the company’s goals, its work plan and its policy with a long term view; and (ii) the creation of appropriate incentives for the office holders of the company, considering, among other things, the risk management policy of the company; the size of the company and the nature of its operations; and(iii) in connection with the terms of service and employment that include variable components – the contribution of the office holder to the achievement of the company’s goal and to the maximization of its profits, all with a long term view and in accordance with the position of the office holder.

II.      RE-ELECTION OF AN EXTERNAL DIRECTOR

(Item 2 on the Proxy Card)

Under the Israeli Companies Law, Israeli companies whose shares have been offered to the public are required to appoint at least two external directors.  The Israeli Companies Law provides that a person may not be appointed as an external director if (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation (as such term is defined in the Israeli Companies Law) with the company, or the controlling shareholder or at the date of appointment to a relative of the controlling shareholder or to another corporation; (iii) in a company that does not have a controlling shareholder or a shareholder holding a controlling block – also an affiliation, at the date of appointment, to the chairman of the board of directors, the chief executive officer, a substantial shareholder or the most senior financial officer  and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated.  The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing.  The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).  In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender.  A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

At least one of the external directors must have “accounting and financial expertise” and the other external directors must have “professional qualifications,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

Each committee of the board of directors must include at least one external director and the audit committee must be comprised of at least three directors and include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service. Until the lapse of two years from termination of office, we may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Our current external directors are Mr. Ron Ettlinger and Mr. Sagi Schliesser.

External directors are elected by shareholders.  External directors serve for a three-year term, which may be renewed for two additional three-year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by the majority set forth above.  External directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Mr. Ettlinger was initially elected to serve as an external director at our 2014 annual general meeting of shareholders. He is standing for re-election for a second three-years’ term at this Meeting.

Our Board of Directors has determined that Mr. Schliesser and Mr. Ettlinger both qualify as external directors under the Israeli Companies Law requirements.

As required by Israeli law, Mr. Ettlinger has declared in writing that: (i) he meets the requirements of an external director; (ii) he possess the requisite skills and expertise, as well as sufficient time, to perform his duties as a director of our company; (iii) he was not convicted by a conclusive judgment: (a) for an offense under Sections 290 to 297, 392, 415, 418 to 420 or 422 of the Penal Law, 5737-1977, or under Sections 52C, 52D, 53(a) or 54 of the Israeli Securities Law, 5728-1968; (b) by a court outside Israel for bribery, deceit, an offense by  a manager of a corporate body or an offense involving misuse of inside information; (c) for any other offense in respect of which a court holds that, due to the substance, gravity or circumstances of such offense, such person is not fit to serve as director in a public company; (iv) he is not subject to a court or committee decision in an administrative enforcement proceeding pursuant to Section 226A of the Israeli Companies Law that prohibits him from serving as a director;  (v) he has not been declared bankrupt or incompetent; and (vi) he possesses accounting and financial expertise.  Such declaration is available for review at our registered office.

We are not aware of any reason why the nominee, if re-elected, would be unable or unwilling to serve as an external director.  In the event that the named nominee for external director would be unable to serve, the proxies will be voted for the election of such other person as shall be nominated by our Board of Directors.

Set forth below are brief biographies of our external directors.

Nominee for Re-Election as an External Director

Ron Ettlinger (50) has served as an external director of our company since December 2014 and is a member of our audit committee. Mr. Ettlinger is the founder and has been the chief executive officer of “Nippon Europe Israel Ltd.,” a leading provider of car multimedia advanced systems, since October 2000. Prior to that, Mr. Ettlinger was the owner and general manager of Universal Ltd., a car service. Mr. Ettlinger is the founder and since July 2014 has served as chief executive officer of Nippon Lights Ltd., a leading provider of LED lights and panels. Mr. Ettlinger holds a B.A. degree in Business, with a major in finance and marketing from Tel-Aviv College of Management.

External Director Continuing to Serve

Sagi Schliesser (45) has served as an external director of our company since November 2015 and is a member of our audit committee. Mr. Schliesser is the co-founder and has been the chief executive officer of TabTale, a creator of innovative games, interactive books and educational apps since 2010. Prior to founding TabTale, Mr. Schliesser was the CTO of Sapiens International Corporation (NASDAQ and TASE: SPNS), managing Sapiens Technologies. Previously Mr. Schliesser served for seven years as VP of R&D and CTO of IDIT Technologies Ltd., a global provider of insurance software solutions. Before that, Mr. Schliesser was one of the founders of WWCOM, a B2B enablement software startup. Mr. Schliesser holds a B.Sc. degree with honors in Computer Science and Psychology from Tel Aviv University, as well as a Master’s degree in Computer Science from the Interdisciplinary Center in Herzliya  and an M.B.A. degree with honors in Business Psychology from Hamaslool Ha’akademi Shel Hamichlala Leminhal.

The re-election of Mr. Ettlinger  for external director requires the affirmative vote of (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

The Board of Directors recommends a vote FOR the re-election of Ron Ettlinger  for external director.

III.        APPROVAL OF A COMPENSATION POLICY FOR OUR DIRECTORS AND OFFICERS

(Item 3 on the Proxy Card)

Background

According to the Israeli Companies Law, a public company must adopt a compensation policy, recommended by the compensation committee and approved by the board of directors and the shareholders, in that order. In general, all office holders’ terms of compensation - including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability - must comply with the company’s compensation policy.

In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder, generally must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by a special majority), in that order.

The compensation terms of other officers require the approval of the compensation committee and the board of directors.

The compensation policy must comply with specified criteria and guidelines and, in general, will be determined, among others, according to the following factors: (i) promoting the company’s objectives, business plan and long term policy; (ii) creating appropriate incentives for the company’s office holders, considering, among others, the company’s risk management policy; (iii) the company’s size and nature of operations; and (iv) with respect to variable elements of compensation, the office holder’s contribution to achieving corporate objectives and increasing profits, with a long-term view and in accordance with the office holder’s position.

A compensation policy must be re-approved once every three years. The board of directors is required to reevaluate the compensation policy from time to time, and upon any material change to the circumstances that existed at the time of its formulation. Our initial compensation policy was approved by our compensation committee and board of directors and subsequently approved by our shareholders on December 22, 2014.

Our Board of Directors approved, following the recommendation of our Compensation Committee, a revised Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), attached hereto as Exhibit A.

In approving the Compensation Policy, our Compensation Committee and Board of Directors considered various factors, including, among others, the factors set forth in the Companies Law, and reviewed various data and information they deemed relevant, with the advice and assistance of legal and compensation advisors.

At the Meeting, shareholders will be asked to approve the Compensation Policy, attached hereto as Exhibit A.

Proposal

At the Meeting, following resolution is proposed to be adopted:

“RESOLVED, that the Compensation Policy attached hereinafter as Exhibit A, be, and hereby is, approved and adopted.”

Vote Required

The approval of the Compensation Policy requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the Compensation Policy voted at the meeting vote in favor of the approval of the Compensation Policy; or (ii) the total number of shares among the shareholders described in clause (i) above voted against the approval of the Compensation Policy does not exceed 2% of the aggregate voting rights in the Company.

Under the Companies Law, (1) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (2) a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO but (ii) excludes an interest arising solely from the ownership of our ordinary shares.

IV.     APPROVAL OF THE GRANT OF INDEMNITY AND EXCULPATION

UNDERTAKINGS TO OFFICERS AND DIRECTORS

(Item 4 on the Proxy Card)

Background

Following the approval of the Company’s Compensation Committee and the Board of Directors, the Company’s shareholders are being asked to approve the revised version of the Company’s indemnification and exculpation agreement for directors and office holders (“Noseh Misra” under the Companies Law), including officers and directors that are deemed “Controlling Shareholders” and their relatives. A copy of the agreement is attached hereto as Exhibit B.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the form of indemnity and exculpation agreements signed by the Company for officers and directors, including persons deemed “controlling shareholders” under Section 268 of the Companies Law and their relatives in the form attached hereto as Exhibit B.

Vote Required

The approval of the indemnification agreements requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the indemnification agreements voted at the meeting vote in favor of the approval of the indemnification agreements; or (ii) the total number of shares among the shareholders described in clause (i) above voted against the approval of the indemnification agreements does not exceed 2% of the aggregate voting rights in the Company.

V.     APPROVAL OF THE PURCHASE OF A DIRECTORS’ &OFFICERS’ LIABILITY INSURANCE POLICY

(Item 5 on the Proxy Card)

Background

The Israeli Companies Law permits an Israeli company to procure a liability insurance policy covering its office holders, subject to limitations that appear in the Companies Law and provided that such company’s articles permit such liability insurance. It is permitted to enter into an agreement for the insurance of the liability of office holders, in whole or in part, for any of the following:

(i)	A breach of a cautionary duty toward the company or toward another person;

(ii)	A breach of a fiduciary duty toward the company, provided the office holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the company;

(iii)	A monetary liability imposed upon an office holder toward another;

(iv)	Reasonable litigation expenses, including attorney fees, incurred by the office holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the office holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Israeli Securities Law and expenses that the office holder incurred in connection with a proceeding under Chapters H’3, H’4 or I’1 of the Israeli Securities Law, including reasonable legal expenses, which term includes attorney fees; or

(v)	Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an office holder in the company.

The current coverage of our directors’ and officers’ liability insurance policy (the “D&O Policy”) is $50 million per incident and in the aggregate, for which we currently pay an annual premium of approximately $67,000.

General

The Compensation Policy prescribes conditions according to which the Compensation Committee will be entitled to approve, from time to time and as long as the Compensation Policy is in force, our obtaining and maintaining a D&O liability insurance policy.

According to the revised compensation policy, subject of the proposal in Item 3 above, the engagement in connection with the liability insurance of Office Holders is conditioned on the following terms:

o	The total cover amount for an Office Holder under an insurance policy will not be greater than $80 million.
o	The total annual premium will not be greater than $250,000.
o	The deductible for a claim for the Company will not be greater than $350,000, in connection with the main cause of action and coverage.

Our Compensation Committee and Board of Directors also confirmed that the D&O Policy provided to any directors who are appointed by controlling shareholders is: (i) on the same terms as those provided to the company’s other officers and directors, (ii) consistent with market conditions, and (iii) not likely to materially affect the company’s profitability, assets or liabilities.

At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of the D&O Policy, and the purchase of any other D&O insurance policy upon the expiration of the D&O Policy from the same or a different insurance company with coverage that meets the conditions prescribed under the compensation policy. The approval will apply to current and future directors who may serve from time to time and to current and future office holders who are deemed to be appointed by “controlling shareholders” under the Israeli Companies Law.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the purchase of a D&O Policy and any renewals, extensions or substitutions thereof, at the Company’s expense, for the benefit of the Company’s current and future office holders, including any current and future office holders who may be deemed to be controlling shareholders, and to determine that this resolution is in the best interest of the Company.”

Vote Required

The approval of the purchase of the D&O Policy requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the purchase of the D&O Policy voted at the meeting vote in favor of the approval of the purchase of the D&O Policy; or (ii) the total number of shares among the shareholders described in clause (i) above voted against the approval of the purchase of the D&O Policy does not exceed 2% of the aggregate voting rights in the Company.

Upon the receipt of a properly signed and dated proxy, which with respect to the applicable portion of this resolution includes an indication as to whether or not the shareholder has a “personal interest” in the approval of this proposal, and unless otherwise instructed in the proxy, the person named as proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

VI. APPROVAL OF AN AGREEMENT BETWEEN THE COMPANY AND A COMPANY CONTROLLED BY GUY BERNSTEIN, THE COMPANY’S CHIEF EXECUTIVE OFFICER, WHO IS ALSO CONSIDERED A CONTROLLING SHAREHOLDER OF THE COMPANY, FOR THE PROVISION OF BUSINESS AND FINANCIAL CONSULTING SERVICES TO THE COMPANY AND ITS SUBSIDIARIES AND AFFILIATES

(Item 6 on the Proxy Card)

Following approval by the Compensation Committee and Board of Directors, it is proposed that the shareholders approve an agreement between the Company and Emil Sharvit (2001) Consulting and Project Management Ltd. (the “Consultant”) for the provision of business and financial consulting services to the Company and its subsidiaries and affiliates (the “Services Agreement”), as detailed below:

The Consultant will provide the Company with business and financial consulting services, and other related services of a chief executive officer (the “Services”) with at least 60% of his working time devoted to the Company . The Services will include advising the Company on its commercial agreements, negotiations with third parties and general roles of a chief executive officer, as requested by the Company’s Board of Directors from time to time.

The Services will be provided by Mr. Guy Bernstein, who will render the Services faithfully and diligently for the benefit of the Company, its subsidiaries and affiliates, and will devote all the time and attention necessary for the performance of the Services. The Consultant is a wholly-owned corporation of Guy Bernstein.

Guy Bernstein also serves as the Chief Executive Officer of Formula Systems, currently the controlling shareholder of the Company, and serves as a director in certain private and public companies affiliated with Formula Systems.

In consideration for the Services, the Company will pay the Consultant a monthly fee of NIS 132,000 linked to any increase in the Israeli Consumer Price Index as of September 15, 2017 (the “Consulting Fee”). At the end of each year, the Compensation Committee will evaluate the performance of the Consultant, and will determine, in its sole discretion, whether to increase the Consulting Fee and, if so, in what amount, and will make the necessary recommendation to the Board. In addition to the Consulting Fee, the Consultant shall be entitled to receive annual performance-based consulting fees in an amount equal to 3.3% of the Company’s net earnings, as defined in the Services Agreement and under certain terms and subject to provisions described in the Services Agreement.

The Consultant shall also be granted, subject to certain conditions, 150,000 restricted shares of the Company as established under the Company’s 2007 Stock Incentive Compensation Plan for the initial five-year period of the Services Agreement. Such restricted shares shall vest in 20 equal quarterly installments, each with respect to 5.0% of the restricted shares.

The Services Agreement will be in effect retroactively from October 1, 2017 and for a period of five years thereafter, after which the Services Agreement will be automatically renewed for unlimited one-year periods. Each of the Consultant and the Company may terminate the agreement by giving a prior written notice of six (6) months. During such advance notice period, Consultant will be required to continue the provision of the Services (unless the Company has instructed it otherwise) and Consultant will be entitled to receive the consideration for such period.

The Reasoning for the Compensation Committee and Board of Directors for the Approval of this Proposal:

•	The Company’s need to preserve the services provided by Guy Bernstein based on the level of familiarity of Guy Bernstein with the Company’s business, customers and strategy that is unique and therefore provides the Board of Directors and its committees with meaningful contribution in its decision making process.

•	The Compensation Committee and Board of Directors consider the consideration to be paid to the Consultant to be fair and reasonable taking into consideration the scope of services granted and the benefit to the Company.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Services Agreement between the Company and Emil Sharvit (2001) Consulting and Project Management Ltd., a company affiliated with Mr. Guy Bernstein, the Company’s CEO and member of the board of directors, who is also considered a controlling shareholder of the Company, for the provision of CEO, business and financial consulting services to the Company and its subsidiaries and affiliates, having been approved by the Compensation Committee and Board of Directors, and its terms as presented to the shareholders, be, and same hereby is, approved.”

Vote Required

The approval of the Services Agreement requires the affirmative vote of the holders of a majority of the voting power in the Company present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the approval of the Services Agreement voted at the meeting vote in favor of the approval of the Services Agreement; or (ii) the total number of shares among the shareholders described in clause (i) above voted against the approval of the Services Agreement does not exceed 2% of the aggregate voting rights in the Company.

We have been advised by Israeli legal counsel that the transaction is not considered an “irregular/deviated transaction” (iskaa chariga) since it is on market terms, and therefore the approval of the resolution according to Israeli Companies Law is pursuant to Section 272(c1) of the Israeli Companies Law rather than Section 270(4) and 275(a). As such, in the event that the Company’s shareholders do not approve entry into the Services Agreement, the Compensation Committee and Board of Directors may, in special situations, approve the Services Agreement, subject to their providing detailed reasons and after discussion and examination of the rejection by the Company’s shareholders.

The Board of Directors recommends a vote FOR approval of the resolution.

VII.    RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

(Item 7 on the Proxy Card)

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as our independent registered public accounting firm for the year ending December 31, 2017 and until the annual general meeting of shareholders to be held in 2018, pursuant to the recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries or affiliates except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related services.

In accordance with applicable law and our Articles of Association, our Board of Directors has delegated to our Audit Committee the authority to determine the remuneration of Kost Forer Gabbay & Kasierer according to the volume and nature of their services. With respect to fiscal year 2016, we paid Kost Forer Gabbay & Kasierer approximately $266,000 for audit services and approximately $74,000 for tax services.

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the independent registered public accountants of Magic Software Enterprises Ltd. to conduct the annual audit of its financial statements for the year ending December 31, 2017 and until its 2018 annual general meeting of shareholders, be and hereby is ratified and approved, and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the remuneration of such independent registered public accountants in accordance with the volume and nature of their services.”

The Board of Directors recommends a vote FOR the foregoing resolution.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution.

VIII.    REVIEW AND DISCUSSION OF AUDITOR’S REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

At the Meeting, our auditor’s report and consolidated financial statements for the year ended December 31, 2016 will be presented. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote of the shareholders.

Our annual report on Form 20-F for the year ended December 31, 2016, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 17, 2017, is available on our website at www.magicsoftware.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Shareholders may receive a hard copy of the annual report on Form 20-F containing the consolidated financial statements free of charge upon request. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Amit Birk
Corporate Secretary

Dated: January 19, 2018

EXHIBIT A TO THE PROXY STATEMENT

Magic Software Enterprises Ltd.

Compensation Policy for Office Holders

A.	Background and Basic Principles for the Compensation Policy

1.	Introduction
1.1	The purpose of the Compensation Policy is to define, describe and specify Magic Software Enterprises Ltd. (“Magic” or the “Company”) overall compensation strategy for “Office Holders”, as defined in the Companies Law, (collectively, the “Office Holders”) and to provide guidelines for setting compensation of its Office Holders. The terms of the Compensation Policy of the Company and its approval are subject to the provisions of Section 267A of the Companies Law - 1999 (the “Companies Law”).

1.2	The adoption of this Compensation Policy does not and will not entitle any Office Holders of the Company to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law and the regulations promulgated thereunder and specifically approved by the authorized corporate organs of the Company (the CEO, the Compensation Committee, the Board of Directors and/or the General Meeting of Shareholders, as applicable).

1.3	In case of an Office Holder receiving compensation that is lower than the compensation that may be provided under this policy, this shall not be deemed to be a deviation or an exception from this Compensation Policy, and such terms of employment will not require the approval of the General Meeting of Shareholders (which may be required with respect to approval of terms that deviate from this Compensation Policy).

1.4	In the event that the compensation to be paid to any Office Holder pursuant to the Compensation Policy in a given year exceeds, by less than ten percent (10%), the applicable percentage or amount otherwise stated herein as an annual limit for such Office Holder, this Compensation Policy will be deemed amended for the mere sake of increasing the applicable compensation limit for such Office Holder, so that the compensation to be paid will not be deemed a deviation from the terms of this Compensation Policy.

2.	The Adoption of the Compensation Policy; Approval of Particular Compensation and changes thereto:
2.1	This Compensation Policy has been approved by the Compensation Committee of the board of directors of the Company on November 9, 2017 and by the Company’s board of directors on November 13, 2017 and by the general meeting of the Company’s shareholders on [___________________] and it shall replace the Compensation Policy for Office Holders approved by the Compensation Committee of the Board of Directors of the Company and by the Board of Directors of the Company on November 10, 2014 and by the General Meeting of the Shareholders of the Company on December 22, 2014.

2.2	The provisions and implementation of this Compensation Policy are subject to Magic’s Articles of Association and any applicable law in any territory in which Magic operates and that affects the provisions of this Compensation Policy. The Compensation Policy constitutes Magic’s Executive Officers Compensation Policy as defined in section 267a (a) of the Companies Law, and as required by the Companies Law (Amendment No. 20)-2012, and will govern and set the guidelines for the compensation plans for all Office Holders/ The Compensation Policy may be ratified from time to time in accordance with the dates stipulated in Section 267A(d) of the Companies Law.

2.3	Without limiting the foregoing, the Compensation Committee and the Board of Directors shall review the Compensation Policy, from time to time, and monitor its implementation, and may recommend to the Board and shareholders to amend the Compensation Policy as it deems necessary from time to time.

2.4	The provisions and implementation of this Compensation Policy shall apply to any compensation determined after the date of approval of the Compensation Policy by the General Meeting of Shareholders. Existing agreements with Office Holders signed before the date of approval of this Compensation Policy will be reviewed from time to time and, should it be found that they differ materially from the provisions of this Compensation Policy, the Company will examine the possibility of amending them in accordance with the circumstances of the matter.

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2.5	Office Holders of the Company will be entitled to the compensation components detailed in this Compensation Policy only after the granting thereof is duly approved by the authorized corporate organs of the Company in accordance with any applicable law.

2.6	The Compensation Committee will be composed of at least three members of the Board. Each member of the Compensation Committee must meet the independence requirements established under applicable law. All of Magic’s External Directors (within the meaning of the Companies Law) will be members of the Compensation Committee, and will constitute a majority of the Compensation Committee members. The Chairman of the Compensation Committee will be an External Director.

3.	Principles of the Compensation Policy and its Purposes
3.1	Magic’s goals in setting the Compensation Policy for the Office Holders is to attract, motivate and retain highly experienced personnel who will contribute to Magic’s growth and success in the future and enhance shareholder value.

3.2	The Compensation Policy is intended to align the need to incentivize Office Holders to succeed in achieving their goals and to create financial value for the Company and for its shareholders in the long term with the need to assure that the compensation structure meets Magic’s interests and its overall financial and strategic objectives.

3.2	The Compensation Policy is also designed to offer Office Holders a compensation package that is competitive with other companies in our industry, and in particular in the IT industry. In support of this goal, Magic’s Office Holder compensation practices are designed to meet the following objectives:

(i)	Promote Magic’s long term goals via its business units, objectives, business plan, financial status, nature of business and shareholder value;

(ii)	Create appropriate incentives for the Office Holders while taking into account the risks accompanying Magic’s operations and ensuring that the interests of the Office Holders are closely aligned with the interests of Magic’s shareholders;

(iii)	Provide Office Holders with compensation in light of Magic’s size and its line of business;

(iv)	Create appropriate incentives to the Office Holders to pursue the achievement of Magic’s goals and maximize its profits with integrity and fairness;

(v)	Establish a balance between various compensation components including long term and short term incentives as well as between fixed and variable compensation; and

(vi)	Provide increased rewards for superior individual and corporate performance, and substantially reduced or no rewards for average or inadequate performance.

3.3	Factors affecting the compensation of each Office Holder:

The specific compensation of each Office Holder will be reviewed and determined by the Compensation Committee and by the Board while considering, among other things, the following parameters:

(i)	The Office Holder’s education, qualifications, professional experience, expertise and achievements, both prior to and during his engagement with Magic;

(ii)	The Office Holder’s position and area of responsibility;

(iii)	Past compensation agreements, whether with Magic or a different company;

(iv)	The need for Magic to retain Office Holders with special qualifications, knowledge and experience;

(v)	Market data of peer companies, including the terms of service which are offered to the Office Holder in the relevant industry and/or in the geographic area in which he/she operates;

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(vi)	The performance of the Office Holder compared to established goals and his or her expected contribution to Magic’s future growth and profitability;

(vii)	Past experience that Magic has concerning compensation to its Office Holders and the competitive environment in which Magic operates; and

(viii)	Any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and the Board members may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Compensation Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

4.	Components of Office Holder Compensation

The compensation of an Office Holder may include any of the following components

4.1	Fixed Cash Compensation (the “Fixed Cash Compensation Component”)-

4.1.1	Fixed Cash Compensation (or base salary) - the Fixed Cash Compensation Component is intended to compensate the Office Holder for the time he or she invests in executing his or her current duties and tasks in the Company. The Fixed Cash Compensation Component will be an absolute number and may be linked to any index or currency

4.1.2	In exceptional circumstances - fixed payment for a fixed period of time and conditional on continued employment, for the retention of the Office Holder.

4.1.3	Various additional related benefits and perquisites - these additional related benefits and perquisites, arising in part from the provisions of the law (for example, provisions for social welfare benefits such as pension fund and life and disability insurance, vacation days, sick leave, convalescence pay, etc.), in part are customary to office holders in similar positions (for example, contributions to an education fund) and in part are intended to compensate the employee for expenses incurred by him or her in fulfilling such duties (for example, car expenses, mobile phone, parking, subscriptions to relevant literature , certain membership fees, travel expenses per diem etc.).

4.2	Variable Compensation Component - this component is intended to create a link between the performance of the Company and the performance of its Office Holders.

4.2.1	Variable Cash Compensation Component - this component for office holders other than directors is aimed to compensate and incentivize the Office Holder for his or her achievements and his or her contribution for obtaining the goals of the Company and its work program during the course of the period for which it is paid. The Variable Cash Compensation Components may include an annual bonus, a Management by Objectives (MBO), Objective Target Bonus (OTB) and Sales Commission or other similar bonuses as applicable to each Office Holder (the “Variable Cash Compensation Component”). The Company believes that the weight of this component out of the overall compensation package of the Office Holder should be substantive so that it clearly links between the performance of the Office Holder and his contribution to the Company to the performance of the Company, in a manner that will allow him or her to benefit from the financial success of the Company in the long term, and vice versa.

4.2.2	Equity Based Compensation Component – this component is aimed to align compensation of the Office Holders with the long term goals of Magic and with creating and increasing shareholder value (as reflected in the market price of the Company’s shares). This compensation creates a uniformity of interests between the shareholders of the Company and its Office Holders, assists in retaining Office Holders holding key positions in the Company and in maintaining their motivation and constitutes a useful risk management tool for the Company.

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5.	Office Holders of the Company

5.1	As of the date of the approval of the Compensation Policy by the Company’s shareholders, its Office Holders are the members of the Company’s Board of Directors, the Company’s CEO, the Company’s CFO, the Company’s CTO, the Vice President of Operations, the Company’s General Council and Company’s Secretary, the Vice President of Mergers & Acquisitions, the managers of the Company’s divisions, and the managers of the substantive subsidiaries of the Company in Israel and overseas.

6.	The Ratio between the Variable Components and the Fixed Components
6.1	At the time of the approval of the compensation of the Office Holders, the authorized corporate organs of the Company will examine, among other factors, the entire compensation package in order to guarantee that the various components create the correct balance of benefits for the relevant Office Holder.

6.2	The weight of the variable components (the Variable Cash Compensation Component and the Equity Based Compensation Component) (the “Variable Components”) out of the total compensation amount which is to be granted for any year will not be greater than 67%[1] (sixty-seven percent) for each Office Holder and may vary from one Office Holder to the other.

7.	Ratio between the Terms of Tenure and Employment of the Office Holder and the Salaries of other Company Employees
7.1	In setting the terms of the Compensation Policy, the Company aims to compensate its Office Holders for their contribution to its business success over time, taking into account the extensive responsibility and authority imposed upon them. The Compensation Committee and the Board have examined the ratio between the terms of service and employment of Office Holders and the average and median cost of employment of the other Company employees and contractors. As of the date of the approval of the Compensation Policy, the Average and Median Ratios are as follows:

Position	Average Ratio	Median Ratio
CEO	16	17
President, CEO of a Substantive Subsidiary in Israel, Division Manager (average compensation cost)	7	8
Other Office Holders (average compensation cost)	3	3

The Compensation Committee and the Board believe that the ratio is appropriate and reasonable taking into account the nature of the Company, its size, value, scale of activity in the various fields, the fact that the Office Holders, insofar as quantities are concerned, represent a small part of the total work force of the Company group, the mixture of manpower and its field of activity and that it does not adversely impact labor relations within the Company.

B.	Fixed Cash Compensation

8.	Guidelines for Determining the Fixed Cash Compensation Component, its Examination and Updating
8.1	The Fixed Cash Compensation Component will vary among Office Holders, and will be individually determined according to the Office Holder’s respective performance, educational background, prior business experiences, seniority, aptitude, qualifications, role and responsibility and previous salary agreements signed with the Office Holder. At the time of determining the fixed fee, an examination will also be made of the office holder’s education, skills, expertise, professional experience and achievements.

8.2	The fixed fee, in terms of the gross salary of the Office Holders in the Company, will not be greater than the amounts detailed below:[2]

1 With respect to the CEO, the weight of the Variable Components may reach approximately 80% (eighty percent) of the total compensation amount.

2 The following detailed amounts do not include the additional fringe benefits detailed in Section 9 below and do not include payments for Office Holders which are subject to the continued engagement as detailed in Section 10 below. In the event that the services of the Office Holder are provided via a personal management or service company and not as an employee of Magic, the fees paid to such personal management or service company will reflect, to the extent determined by Magic in the applicable service agreement, the Fixed Cash Compensation Component and the additional related benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

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Rank	Maximum[3]
CEO	NIS150,000
President, CEO of a Substantive Subsidiary in Israel, Division Manger	NIS100,000
CFO, Senior Vice President	NIS75,000
Other Officeholders	NIS65,000
CEO of a Substantive Subsidiary Overseas	$35,000

8.3	Without derogating from Section 8.2 above, the Company may determine a link between the fee of an Office Holder and the increase in the consumer price index.

9.	Fringe Benefits
9.1	Office Holders of the Company are entitled to social welfare conditions and benefits in accordance with applicable law and to various additional related benefits and perquisites, which are customary to office holders in similar positions, such as life insurance, pension fund, social benefits, recuperation payment, education fund, sick leave, vacation, disability insurance, etc. Such benefits and perquisites may vary depending on geographic location and other circumstances.

9.2	Furthermore, Office Holders of the Company may be entitled to further fringe benefits as is acceptable in the Company and in similar companies in the marketplace, including car expense, telephone, communications and computing, relevant literature (newspapers), certain membership fees etc., provided that the total fringe benefits in excess of those granted in accordance with applicable law is not greater than 20% (twenty percent) of the Fixed Compensation Component.

10.	Payment to an Office Holder Conditional on Continued Tenure

In exceptional circumstances, in order to preserve the continued employment of an Office Holder in the Company, an Office Holder may be entitled, in addition to his salary, to an amount of up to NIS 500,000 per annum for a limited period of time, which payment shall be conditional on the continued employment of such Office Holder in the Company. This payment is subject to the approval of the relevant corporate organs of the Company and will not exceed 20% of the maximum value of the Variable Cash Compensation Component of an Office Holder, as provided under Section 11.3 below.

C.	Annual Grant

11.	Guidelines for Determining the Variable Cash Compensation Component, Threshold Conditions, Installments, Setoff and Cap
11.1	The Variable Cash Compensation Components will be based on Magic’s Key Performance Indicators (the “KPIs”), which will be determined annually by the relevant corporate organs of Magic and/or on personal criteria which will be determined by the CEO (except with respect to the CEO, for whom the criteria will be determined by the Board). Magic’s KPIs as well as Office Holders personal criteria will be mostly based on quantifiable and measurable criteria. Examples of criteria which may serve as relevant KPIs or personal criteria for Magic are:

(i)	Various financial parameters of Magic’s (or its business units’) performance, such as Revenues, EBITDA, Net Income, etc.;

(ii)	Execution of strategic agreements with partners or investors;

(iii)	Capital raising activities;

(iv)	Internal and external customers’ satisfaction;

(v)	Magic’s expenses and efficiency metrics; and

3 The amounts shall be linked to the Israeli Consumer Price Index, as published by the Israeli Central Bureau of statistics from time to time or by any other official Israeli governmental body. The basis CPI linkage shall be based on the known CPI as of July 1, 2014.

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(vi)	Shareholder value (as measured by the market price of Magic’s ordinary shares).

11.2	Threshold - unless stipulated otherwise in this policy, the grant of Variable Cash Compensation, as detailed in Section 11.3 below, with respect to any calendar year is subject to Magic, a Magic subsidiary or a Magic division (as applicable to the relevant Office Holder’s responsibilities) achieving, for the calendar year to which the Variable Cash Compensation relates, an EBITDA (or net income, as applicable) which is no less than 70% of the EBITDA (or net income, as applicable) for the preceding calendar year. “EBITDA” (or net income, as applicable) means the EBITDA (or net income, as applicable) calculated based on the audited financial statements for the respective calendar year of Magic, a Magic subsidiary or a Magic division (as applicable to the relevant Office Holder’s responsibilities) (the “Normative Profit”).

11.3	Maximum value for the annual Variable Cash Compensation Component - the annual monetary grant to be paid to an Office Holder will not exceed an amount equal to 200% (two-hundred percent) of the fixed component of that Office Holder.

12.	Indices for Determining the Annual Variable Cash Compensation
12.1	Annual Variable Cash Compensation to the Company’s CEO

12.1.1	The Company’s CEO may be entitled to an annual Variable Cash Compensation Component in an amount equivalent up to 3.3% (three and three-tenths of a percent) of the annual net income attributable to the Company’s shareholders, as shall be published in the Company’s consolidated and audited annual financial statements (the “Net Annual Income”). The Compensation Committee and the Board of directors of the Company may, in calculating the annual Variable Cash Compensation Component, determine that the impact of non-recurring events or events which mainly bear an accounting aspect (e.g., amortizations of intangible assets or revaluations of contingent liabilities due to acquisition of activities) will be neutralized.

12.1.2	Payment of an annual Variable Cash Compensation Component as stipulated in Section 12.1.1 shall be subject to the terms of Section 11 above, including the threshold conditions and the maximum amount set forth therein.

12.2	Annual Variable Cash Compensation to Other Office Holders

12.2.1	Subject to the provision for determining the annual Variable Cash Compensation Component set forth in Section 11 above, including the threshold conditions and the maximum amount set forth therein, the Company’s Office Holders may be entitled to an annual Variable Cash Compensation Component which will be determined in advance within the framework of an annual variable cash compensation scheme whilst a specific percentage thereof will be determined in accordance with one of the following, all in accordance with the duties of the Office Holder and the discretion of the relevant authorized corporate organs in the Company: i) compliance of the Office Holder with the combination of personal targets, Company goals and over-achievement and/or ii) as a certain percentage of the profit (whether operating, EBITDA or net, as the case may be) of the division or the employment unit to which the Office Holder belongs and/or as a iii) as a certain percentage of the profit (whether net or operating, as the case may be) of the Company. All of the foregoing shall be determined in the annual variable cash compensation scheme in accordance with the discretion of the relevant organs of the Company. The Compensation Committee and the Board of Directors of the Company may, for purposes of calculating the annual Variable Cash Compensation Component, determine that the impact of non-recurring events or events which mainly bear an accounting aspect (e.g., amortizations of intangible assets or revaluations of contingent liabilities due to acquisition of activities) will be neutralized.

12.2.2	The Company’s CEO shall have discretion to reduce the annual Variable Cash Compensation Component detailed in Section 12.2.1.

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12.3	Discretional Grant to Office Holders Subordinated to the CEO

Subject to the provisions determining the annual Variable Cash Compensation Component grant set forth in Section 11 above:

12.3.1	The compensation committee and the board of directors of the Company may determine that, in addition to the annual Variable Cash Compensation Component, or instead of the annual Variable Cash Compensation Component, an Office Holder who is subordinated to the CEO will be entitled to a discretionary grant (for example following: a merger, significant acquisition, sale of subsidiary, spin-off, significant debt raise, public/private offerings, or any other specific task that seems fit to the Compensation Committee and Board).

12.3.2	As part of the variable component for an Office Holder who is subordinate to the CEO, the Company’s CEO may approve, for every calendar grant year, a discretionary grant, which will not be greater than five monthly salaries of the Office Holder. The said grant will be reported to the compensation committee promptly after the approval by the CEO.

13.	Reduction of Grant Amounts at the Discretion of the Company’s Board of Directors

The Compensation Committee and the Board of Directors may reduce the annual Variable Cash Compensation Component of an Office Holder in exceptional circumstances, considering the business and financial condition of the Company and the duties of the Office Holder, and for reasons which shall be recorded by them.

14.	Return of Annual Grant Amounts in Case of a Restatement of the Financial Statements
14.1	Office Holders are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and were subsequently restated during the three year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Office Holder has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such tax amounts).

Notwithstanding the foregoing, where the required amount for repayment from the annual grant is less than 10% (ten percent) of the amount of the grant for that year, the Office Holder will not be required to repay it.

14.2	Notwithstanding the above, a restatement due to a change in applicable law, regulations or accounting rules that become applicable after the date of the publication of the financial statements of the Company for that year will not be deemed a restatement for which the foregoing return of grant amounts shall apply.

D.	Equity Based Compensation Component

15.	The Purpose of the Capital Compensation Mechanism
15.1	As part of the overall compensation package of an Office Holders, the Company may offer an Equity Based compensation Component with the purpose of providing an incentive for an Office Holder to continue to contribute to the success of the Company in the future, success which is expected to be expressed, inter alia, in the long term business results of the Company and in its share price, and by advancing the best interests of the Company to generate profits in the long term.

15.2	The Equity Based Compensation Component is intended to create an incentive for the continued employment in the long term of talented, experienced and capable Office Holders.

15.3	The Office Holders may be entitled to Equity Based Compensation Component in the form of options to purchase shares of the Company, which options may be conditional on performance, as well as other securities permitted under Magic’s equity incentive plans, as in effect from time to time, including, restricted share units and restricted stock.

16.	Details of the Capital Compensation Mechanism
16.1	The Equity Based Compensation Component will be granted to an Office Holder considering, inter alia, the duties and areas of responsibility of the Office Holder in the Company.

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16.2	As a rule, the Equity Based Compensation Component will mature over the overall period which will in any event not be less than 3 (three) years.

16.3	As provided in section 15.3, the Equity Based Compensation Component may be in the form of options to purchase shares of the Company (the “Options”) or other securities. The exercise price of the Options will not be less than the price of the Company’s shares on the applicable stock exchanges on the end of the preceding day of grant of such Options.

16.4	Except in exceptional circumstances, if the termination date of employment of an Office Holder occurs before the vesting of the Equity Based Compensation Component units (including the period of the prior notice), the Equity Based Compensation Component units shall immediately expire prior to the vesting thereof and the Office Holder shall not be entitled to exercise them.

17.	Maximum value of Equity Based Compensation Component
17.1	The economic value of the Equity Based Compensation Component granted to any Office Holder (based on an evaluation prepared in accordance with an accepted methodology), at the date of the capital compensation grant, for the vesting year (on a linear basis) will not be greater than the sum of 2 (two) million shekels for the CEO and 500 (five hundred) thousand shekels for the other Office Holders. Moreover, the allotment of Options may also be subject to the achievement of additional minimum financial criteria which will be determined in advance by the Compensation Committee on the grant date.

17.2	No Equity based Compensation component maximum economic value has been determined at the time of its realization because there is a difficulty in determining the maximum value of the equity benefit at this date, inter alia, for the following reasons:

17.2.1	The determination of such maximum value is contrary to the rationale underlying the basis for granting the Equity Based Compensation Component, which is the solution of the problem of the representation between the management and the shareholders and the uniformity of the interests of the management with the shareholders.

17.2.2	Significant technical difficulties exist with respect to determining a maximum economic value for the income arising to the Office Holder from the future sale of the Company’s shares, especially with respect to a sale that is to be carried out many years after the granting of the Equity Based Compensation Component, including when the Office Holder sells shares after his or her employment with the Company has terminated. One of the purposes of the Compensation Policy is to incentivize the holding of the shares for a long period, a purpose which may be missed due to technical difficulties if the said ceiling is determined.

18.	Acceleration of Vesting Dates and Realization of the Capital Compensation
18.1	The Company’s Board of Directors and the General Meeting of the Company’s Shareholders (if its approval is required under applicable law), after the approval of the compensation committee, may extend the expiry date of Equity Based Compensation Component units.

18.2	The Company’s Board of Directors and the General Meeting of the Company’s Shareholders (if its approval is required under applicable law), after the approval of the Compensation Committee, may provide instructions in connection with the vesting period, including the acceleration of the vesting period of the Equity Based Compensation Component units of the Office Holders under special circumstances.

19.	Non-Material Change to Terms of Tenure of an Office Holder

Notwithstanding anything to the contrary set forth in this Compensation Policy, the Company’s CEO may approve a non-material change of the terms of tenure and employment of an Office Holder subordinate to him, provided that such change is in accordance with this Compensation Policy and its scope is not greater than 5% (five percent) of the compensation amount of the Office Holder. A non-material change that has been approved by the said CEO, will be reported to the compensation committee promptly after its approval by the CEO.

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E.	Retirement Arrangements

20.	Principles for Determining Retirement Arrangements

An Office Holder shall be entitled to retirement payments owing to him pursuant to applicable law (such as severance pay compensation).

21.	Prior Notice and Adjustment Period
21.1	An Office Holder will be entitled to a prior notice period of 6 (six) months. During the prior notice period, the Office Holder will be required to continue to fulfill his duties, unless the Company decides that he will not continue to fulfill his duties in effect, and the Office Holder will be entitled to a continuation of all the conditions of his tenure and employment, during the prior notice period, without change.

21.2	The Authorized Corporate organs of the Company may, under special circumstances, approve for an Office Holder an adjustment period that will not be greater than 12 months after the end of the prior notice period, subject to noncompetition. During the adjustment period, the Office Holder will be entitled to a fixed fee and fringe benefits only.

21.3	In determining the adjustment period of an Office Holder, the Company may take into consideration the following considerations, fully or partially: the period of tenure or employment of the Office Holder, terms of tenure and employment during this period, performance of the Company during the said period, the contribution of the Office Holder to obtaining the Company’s goals and for the earning of its profits and the circumstances of the retirement.

F.	Compensation of Directors

22.	External directors and directors who are not employed by the Company shall be entitled to compensation pursuant to the Companies Regulations (Rules Regarding Compensation and Expenses of External Directors) including a fixed annual amount and an amount for participation in meetings where their fee shall not be greater than the maximum fee permitted in these regulations.

23.	The directors of the Company may be entitled to an Equity Based Compensation in accordance with Chapter D of this Compensation Policy and subject to approval of the competent organs.

G.	Indemnification and Insurance

24.	An Office Holder (including a director) is entitled, in addition to a compensation package pursuant to this Compensation Policy, and subject to the approval of the authorized corporate organs of the Company, to insurance coverage with respect to such Office Holder’s liability and to indemnification arrangements, all subject to applicable law.

25.	The engagement in connection with the liability insurance of the Office Holder will be determined in accordance with the market conditions and in such a way so that it will not materially influence the profitability, assets or liabilities of the Company.

25.1	The total cover amount for an Office Holder under an insurance policy will not be greater than 80 million US Dollars.

25.2	The total annual premium will not be greater than 250,000 US Dollars.

25.3	The deductible for a claim for the Company will not be greater than 350,000 US Dollars, in connection with the main cause of action and coverage.

26.	The amount of compensation which the Company shall pay (in addition to the amounts which shall be received from the insurance company, if received under the insurance procured by the Company) for every Office Holder, accumulatively, will not be greater than 25% of the equity of the Company in accordance with the latest financial statements in effect as of the date of the actual payment of the indemnification.

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EXHIBIT B TO THE PROXY STATEMENT

MAGIC SOFTWARE ENTREPRISES LTD.

LETTER OF INDEMNIFICATION

___________ __, 2018

Dear ________________,

This letter agreement (the “Letter”) is provided to you in recognition that it is in the best interests of Magic Software Enterprises Ltd. (the “Company”) to provide hereunder for your indemnification to the fullest extent permitted by law.

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by the Companies Law—1999 (the ’’Companies Law’’), and by the Securities Law-1968 (the ’’Securities Law’’) in respect of the following:

1.1.	any monetary liability imposed on you pursuant to a judgment in favor of another person, including in a compromise or an arbitrator’s award approved by court, in respect of any act or omission (’’action’’) taken or made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.2.	all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you or charged to you by a court of law, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal prosecution in which you are acquitted, or in any criminal prosecution of an offense which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director or officer of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.3.	all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you due to an investigation or a proceeding instituted against you by an authority qualified to conduct such investigation or proceeding, where such investigation or proceeding is concluded without the filing of an indictment against you (as defined in Section 260(a)(1a) of the Companies Law) and without any financial obligation imposed on you in lieu of criminal proceedings (as defined in Section 260(a)(1a) of the Companies Law), or that is concluded without your indictment but with a financial obligation imposed on you in lieu of criminal proceedings with respect to an offense that does not require proof of mens rea (criminal intent) or in connection with a financial sanction,, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.4.	expenses, including reasonable litigation expenses and attorneys’ fees, incurred by you as a result of a proceeding instituted against you in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary; and

1.5.	payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary.

1.6.	Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify you in advance under Section 3 below, shall only apply with respect to events described in Exhibit A hereto.

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2.	Notwithstanding the aforesaid, the Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1.	a breach of your fiduciary duty, except, to the extent permitted by law, for a breach of your fiduciary duty to the Company or a Subsidiary while acting in good faith and having reasonable cause to assume that the action was in the best interest of the Company or Subsidiary, as applicable;

2.2.	a grossly negligent or intentional violation of your duty of care;

2.3.	an intentional action in which you intended to reap a personal gain illegally;

2.4.	a fine, civil fine or financial sanction levied against imposed upon you;

2.5.	a proceeding instituted against you pursuant to the provisions of Chapter H’3, H’4 or I’1 under the Securities Law, except as permitted hereunder;

2.6.	a counterclaim brought by the Company or in its name in connection with a claim against the Company filed by you, other than by way of defense or by way of third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld.

3.	The Company will make available all amounts payable to you in accordance with Section 1 above on the date on which such amounts are first payable by you and in any event not later than fifteen (15) days following receipt by the Company of your written request therefor (’’Time of Indebtedness’’), including with respect to any claim against you initiated by the Company or by any Subsidiary or in their right, and with respect to items referred to in Sections 1.2, 1.3, 1.4 and 1.5 above, not later than the date on which the applicable court or other competent authority renders its decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company, if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined by an unappealable court judgment that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator or other competent authority, including for the purpose of substituting liens imposed on your assets.

4.	The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or officer of the Company or of a Subsidiary, as applicable, provided, that the obligations are in respect of actions taken by you while you were a director and/or officer, and in such capacity.

5.	The Company’s undertaking to indemnify you for the expenses mentioned in Section 1.2, 1.3, 1.4 and 1.5 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and for the matters mentioned in Section 1.1 above shall apply only insofar as such expenses and/or matters result from your actions in the following matters or in connection therewith:

5.1.	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreement, notice, report, tender and/or other proceeding, whether in Israel or abroad;

5.2.	Occurrences in connection with investments the Company and/or Subsidiaries make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary as a director, officer and/or board observer of the corporation which is the subject of the transaction and the like;

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5.3.	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company or a Subsidiary;

5.4.	Actions in connection with the merger of the Company and/or a Subsidiary with or into another entity;

5.5.	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company and/or a Subsidiary;

5.6.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.7.	Actions taken in connection with labor relations and/or employment matters in the Company and/or the Subsidiaries and trade relations of the Company and/or the Subsidiaries, including with employees, independent contractors, customers, suppliers and various service providers;

5.8.	Actions in connection with the development or testing of products developed by the Company and/or the Subsidiaries, or in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims;

5.9.	Actions taken in connection with the intellectual property of the Company and/or the Subsidiaries, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including any assertion that the Company’s products infringe on the intellectual property rights or constitute a misappropriation of any third party’s trade secrets; and

5.10.	Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or the Subsidiaries (including tax policies and procedures), whether such policies and procedures are published or not.

5.11.	Approval of corporate actions, in good faith, including the approval of the acts of the Company’s management, their guidance and their supervision.

5.12.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

5.13.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction.

5.14.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws.

6.	The total aggregate amount of indemnification for which the Company undertakes to indemnify you hereunder and all other officers and directors of the Company who are entitled to indemnification, for all of the matters and circumstances described herein (cumulative), shall not exceed an amount equal to 25% of the shareholders equity in the aggregate, based on the Company’s most recently published audited financial statements at the time of such indemnification. If the foregoing amount is insufficient to cover the aggregate amount of indemnification of all officers and directors of the Company entitled to indemnification, then the amount of indemnification available for all such officers and directors shall be allocated among all such officers and directors based on their relative exposure to such indemnifiable claims.

7.	The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.	Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

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9.	The Company will be entitled to any amount actually received from a third party in connection with liabilities indemnified hereunder, to be paid by you to the Company within fifteen (15) days following the receipt of the said amount.

10.	In all indemnifiable circumstances, indemnification will be subject to the following:

10.1.	You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive or possess in connection with these proceedings or possible or threatened proceedings. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown in the signature page of this Letter (or such other address as the Company shall designate to you).

10.2.	Similarly, you must notify the Company in writing (addressed as described in Section 10.1 above) on an ongoing and current basis concerning all events that you suspect may possibly give rise to the initiation of legal proceedings against you.

10.3.	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney that you reasonably deem to be unacceptable. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid. For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Letter and/or pursuant to law and further provided that any such settlement or arrangement does not impose on you any liability or limitation.

10.4.	You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.5.	If, in accordance with Section 10.3, the Company has taken upon itself the conduct of your defense, you shall have the right to employ counsel in any such action, suit or proceeding, but the fees and expenses of such counsel, incurred after the assumption by the Company of the defense thereof, shall be at your expense unless: (i) the employment of counsel by you has been authorized by the Company; or (ii) you and the Company shall have reasonably concluded that there may be a conflict of interest between the Company and yourself in the conduct of the defense of such action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Company.

10.6.	The Company will have no liability or obligation pursuant to this Letter to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s prior written consent to such compromise or settlement, which consent shall not be unreasonably withheld.

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11.	The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above.

12.	If for the validation of any of the undertakings in this Letter any act, resolution, approval or other procedure is required, the Company undertakes to make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

13.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter derogates from the Company’s right (but in no way obligation) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above. The Company may, in its sole discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter. Your rights of indemnification hereunder shall not be deemed exclusive of any other rights you may have under the Company’s Articles of Association or applicable law or otherwise.

14.	In the event of payment under this Letter, the Company shall be subrogated to the extent of such payment to all of the rights of your recovery, and you shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

15.	If any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

16.	No supplement, modification or amendment of this Letter shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Letter shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing.

17.	Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein in this Letter shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on your behalf, any rights hereunder.

18.	This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

This Letter is being issued to you pursuant to the resolution adopted by the Audit Committee on ___________, 2017, Board of Directors on ___________, 2017 and the Company’s shareholders on ____________, 2017.

Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours,

MAGIC SOFTWARE ENTERPRISES LTD.

Agreed:

Name:
Title:	Director
Date:

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CATEGORY OF INDEMNIFIABLE EVENT

1.	Matters, events, occurrences or circumstances in connection or associated with employment relationships with employees or consultants or any employee union or similar or comparable organization.
2.	Matters, events, occurrences or circumstances in connection or associated with business relations of any kind between the Company and its employees, independent contractors, customers, suppliers, partners, distributors, agents, resellers, representatives, licensors, licensees, service providers and other business associates.
3.	Negotiations, execution, delivery and performance of agreements of any kind or nature and any decisions or deliberations relating to actions or omissions relating to the foregoing, any acts, omissions or circumstances that do or may constitute or are alleged to constitute anti-competitive acts, acts of commercial wrongdoing, or failure to meet any standard of conduct which is or may be applicable to such acts, omissions or circumstances.
4.	Approval of and recommendation or information provided to shareholders with respect to any and all corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, matters relating to the approval of transactions with Office Holders (including, without limitation, all compensation related matters) or shareholders, including controlling persons and claims and allegations of failure to exercise business judgment, reasonable level of proficiency, expertise, care or any other applicable standard, with respect to the foregoing or otherwise with respect to the Company’s business, strategy, operations and prospective outlook, and any discussions, deliberations, reviews or other preparatory or preliminary phases relating to any of the foregoing.
5.	Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets, confidential information, proprietary information and any intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy including with respect to databases, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.
6.	Violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act of 1934 or under the Israeli Securities Law, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including without limitation any such claims relating to merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company) ; claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities.
7.	Liabilities arising in connection with any products or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company or any Affiliate thereof, and any actions or omissions in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims.
8.	The offering of securities by the Company (whether on behalf of itself or on behalf of any holder of securities and any other person) to the public and/or to offerees or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, offering documents, agreements, notices, reports, tenders and/or other processes.

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9.	Events, facts or circumstances in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, winding up, any other arrangements concerning creditors rights, merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company, and the approval of failure to approve of any corporate actions and any matters relating to corporate governance, capital structure, articles of association or other charter or governance documents, appointment or dismissal of office holders or compensation thereof and appointment or dismissal of auditors, internal auditor or any other person performing any services for the Company.
10.	Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, as well as the sale, lease, purchase or acquisition of, or the receipt or grant of any rights with respect to, any assets or business.
11.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.
12.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any local or foreign federal, state, county, municipal or city taxes or other taxes or compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.
13.	Any administrative, regulatory, judicial or civil actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (a) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.
14.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.
15.	Participation and/or non-participation at Company Board meetings, expression of opinion or view and/or voting and/or abstention from voting at Company Board meetings, including, in each case, any committee thereof, as well as expression of opinion publicly in connection with the service as an Office Holder.
16.	Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, engagement of or execution of certificates for the benefit of third parties related to the financial statements.
17.	Violation of laws, rules or regulations requiring the Company to obtain regulatory and governmental licenses, permits and authorizations (including without limitation relating to export, import, encryption, antitrust or competition authorities) or laws related to any governmental grants in any jurisdiction.
18.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or investment in corporate or other entities and/or investments in other traded or non-traded securities and/or any other form of investment.
19.	Liabilities arising out of advertising, including misrepresentations regarding the Company’s products or services and unlawful distribution of emails.
20.	Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.

B-7

21.	All actions, consents and approvals, including any prior discussions, reviews and deliberations, relating to a distribution of dividends, in cash or otherwise, or to any other “distribution” as such term is defined under the Companies Law.
22.	Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution, indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber attacks, data loss or breaches, unauthorized access to databases and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).

EXHIBIT A*

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.

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